SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED ACCELERATOR APPLICATIONS S.A.

(Name of Subject Company)

ADVANCED ACCELERATOR APPLICATIONS S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, par value €0.10 per share (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each representing two Ordinary Shares of Advanced Accelerator Applications S.A., par value €0.10 per share
(Title of Class of Securities)

00790T100 (ADSs)
(CUSIP Number of Class of Securities)

Heinz Mäusli

Advanced Accelerator Applications S.A.

20 rue Diesel

01630 Saint Genis Pouilly, France

+33 (0)4 50 99 30 70

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
William H. Aaronson

John G. Crowley

Yasin Keshvargar

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission on December 7, 2017 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Advanced Accelerator Applications S.A., a société anonyme organized under the laws of France (the “Company”).  The Schedule 14D-9 relates to the tender offer by Novartis Groupe France S.A., a société anonyme organized under the laws of France (“Purchaser”) and a direct and indirect wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland, to purchase all of the outstanding ordinary shares, nominal value €0.10 per share (each, a “Company Share,” and collectively, the “Company Shares”), including Company Shares represented by American Depositary Shares (each of which represents two Company Shares) (each, an “ADS,” and collectively, the “ADSs”), of the Company, for U.S. $41.00 per Company Share and U.S. $82.00 per ADS, in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Capitalized terms used, but not defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.  Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2.  Identity and Background of Filing Person.

The following are hereby added as new paragraphs at the end Item 2(b) (“Tender Offer”) of the Schedule 14D-9:

“On January 22, 2018, Parent and Purchaser announced the results of the Offer.  According to these results, 94,380,927 Company Shares (including 84,499,944 Company Shares represented by ADSs and 711,834 Company Shares delivered through Notices of Guaranteed Delivery) were validly tendered and not properly withdrawn.  Together with the Company Shares underlying the Company stock options and warrants that have been exercised pursuant to the cashless exercise facility offered to the beneficiaries, they represent approximately 97% of (i) all Company Shares (including Company Shares represented by ADSs) then outstanding (including any Company Shares held in escrow) plus (ii) all Company Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights, or other rights to acquire Company Shares then outstanding, regardless of whether or not then vested, plus (iii) any Company Shares issuable pursuant to that certain Sales and Purchase Agreement, dated as of May 20, 2010, by and between the Company and the former owners of BioSynthema, Inc.  All Conditions have been satisfied or waived, and the Purchaser has accepted for payment, and expects to promptly pay for, all Company Shares and ADSs validly tendered and not properly withdrawn pursuant to the Offer.

Purchaser is commencing a subsequent offering period as of January 22, 2018, during which tenders of Company Shares and ADSs, will be accepted.  This subsequent offering period will expire at 12:00 midnight, New York City time, on January 31, 2018 (which is the end of day on January 31, 2018), unless extended.  Any Company Shares and ADSs properly tendered during the subsequent offering period will be immediately accepted for payment, and the holders of such Company Shares and ADSs will be promptly paid the same price per Company Share and ADS, as applicable, that was paid in the initial period of the Offer.  Purchaser will not pay any interest on the purchase price for Company Shares and ADSs tendered during the initial period of the Offer or the subsequent offering period.  Company Shares and ADSs tendered during the subsequent offering period may not be withdrawn.  In addition, no Company Shares and ADSs validly tendered during the initial period of the Offer may be withdrawn during the subsequent offering period.”

Item 9.  Exhibits.

The following are hereby added to the list of exhibits, following Exhibit No. (a)(1)(S) “Form of Letter to Shareholders”:

Exhibit No.	Description
(a)(1)(T)	Press Release issued by the Company on January 22, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed on January 22, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANCED ACCELERATOR APPLICATIONS S.A.

	By:	/s/ Heinz Mäusli
		Name:	Heinz Mäusli
		Title:	Chief Financial Officer
Dated:	January 22, 2018